 **Galen Perry**

YATE's Community Round!

Wed, Sep 18, 2024 at 7:15 PM

Hi Galen

Hope you're doing well! We first created <u>YATE</u> in 2022 as a healthy, organic alternative to the crowded energy drink category and in doing so, embarked upon a mission to inspire fun and social connection with our tasty twist on tea. We have decades of CPG experience between the three of us that, combined with our passions for music and nightlife, have allowed us to become the first better-for-you energy drink successful in both traditional retail channels as well as bars and nightclubs.

With only a small friends and family round last year led by prominent angel investor John Hopmans, Executive Vice President at Live Nation, we have established +170 accounts across LA and Brooklyn, which includes a recent launch into all Southern California BevMo! And GoPuff locations as well as prominent music venues such as Catch One, The Echo + Echoplex, SILO, and Public Records. We are now looking to capitalize on our current growth trajectory with another capital raise.

To do this, we've set up a crowdfunding campaign on <u>WeFunder</u> as a vehicle for our supporters to invest. By investing, you will become a partner on this journey and benefit from any success we have in the future. We sincerely hope that you'll join us as we build the best natural energy drink for social occasions and fun.

Best,
Mike, Galen, and Eric



WEFUNDER

